  EXHIBIT 99.4

John Battista, MAusIMM (CP)

Formerly from Mining Plus

13-14 Orchard Street

Bristol BS1 5EH

United Kingdom

CONSENT of QUALIFIED PERSON

I, John Battista, consent to the public filing of the technical report titled Technical Report, Skouries Project, Greece with an effective date of 22 January 2022 (the “Technical Report”) by Eldorado Gold Corporation.

The documents that the Technical Report supports are the annual information form of Eldorado Gold Corporation dated 31 March 2022 and the news release of Eldorado Gold Corporation dated 15 December 2021 (collectively, the “Documents”). I consent to the use of my name in the Documents or any quotation from, or summarization in, the Documents of the parts of the Technical Report for which I am responsible.

I confirm that I have read the Documents, and that the Documents fairly and accurately reflect, in the form and context in which it appears, the information in the parts of the Technical Report for which I am responsible.

Dated this 31 March 2022.

/s/ John Battista

________________________

John Battista, MAusIMM (CP)